Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
BioNTech RNA Pharmaceuticals GmbH	Germany
BioNTech Delivery Technologies GmbH	Germany
BioNTech Diagnostics GmbH	Germany
BioNTech Small Molecules GmbH	Germany
BioNTech Manufacturing GmbH	Germany
BioNTech Innovative Manufacturing Services GmbH	Germany
JPT Peptide Technologies GmbH	Germany
BioNTech Cell & Gene Therapies GmbH	Germany
BioNTech Real Estate Holding GmbH	Germany
BioNTech Real Estate Verwaltungs GmbH	Germany
BioNTech Real Estate GmbH & Co. KG	Germany
BioNTech Austria Beteiligungen GmbH	Austria
reBOOST Management GmbH	Germany
JPT Inc.	Delaware
BioNTech USA Holding, LLC	Delaware
BioNTech Research and Development Inc.	Delaware
BioNTech US Inc.	Delaware